UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S.$2,000,000,000 4.25 per cent. Green Bonds due 14 July 2031 under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: July 14, 2026

    The following information regarding an issue of U.S.$ 2,000,000,000 4.25 per cent. Green Bond due 14 July 2031, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 2, 2025 (the “Information Statement”), the Prospectus dated October 3, 2023 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of October 11, 2021 (the “Program Agreement”), the Uniform Fiscal Agency Agreement, dated as of April 7, 2025, between the Corporation and the 12 Federal Reserve Banks (the “Uniform Fiscal Agency Agreement”), the Final Terms dated July 10, 2026 (the “Final Terms”), and the Terms Agreement dated July 10, 2026 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

    Item 1.    Description of Obligations

    See, generally, Final Terms.

(a)    Title and Date. U.S. 2,000,000,000 4.25 per cent. Green Bond due 14 July 2031,
On initial issue, the Notes will be issued in uncertificated bookentry form (“Fed Bookentry Notes”) through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A “Holding Institution” is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b)    Interest Rate/Interest Payment Date. 4.25 per cent per annum payable semi-annually in arrears on January 14 and July 14 in each year, commencing January 14, 2027. See, Final Terms, Item 15.

    (c)    Maturity Date. 14 July 2031

    (d)    Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

    (e)    Kind and Priority of Liens. Not applicable.

    (f)    Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.
    (g)    Amendment of Terms. The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

    (h)    Other Material Provisions. Not applicable.

(i)Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045.

    Item 2.    Distribution of Obligations

(a)Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.991 per cent. less a combined management and underwriting fee and selling concession of 0.125 percent of the nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)    Stabilization Provisions. Not applicable.

(c)    Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

    Item 3.    Distribution Spread     See Final Terms, “Distribution”.

    Item 4.    Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

    Item 5.    Other Expenses of Distribution. Not applicable.

    Item 6.    Application of Proceeds.     The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

    Item 7. Exhibits

    A.    Information Statement (October 2, 2025);1
    B.    Prospectus (October 3, 2023);2
    C.    Final Terms (July 10, 2026); and
    D.    Terms Agreement (July 10, 2026).
1     Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 2, 2025.
2     Filed on October 18, 2023.

ANNEX C
MiFID II product governance / Retail investors, professional investors and ECPs target market
The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.
Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a distributor) should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.
For the purposes of this provision, the expression "manufacturer" means Goldman Sachs International and the expression "MiFID II" means Directive 2014/65/EU, as amended.
UK MiFIR product governance / Retail investors, professional investors and ECPs target market
The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.
Solely for the purposes of each UK manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients and eligible counterparties, as defined in the United Kingdom Financial Conduct Authority (the "FCA") Handbook Conduct of Business Sourcebook ("COBS"), and professional clients as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the UK manufacturers' target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers' target market assessment) and determining appropriate distribution channels.
For the purposes of this provision, the expression "manufacturer" means each of Citigroup Global Markets Limited, Goldman Sachs International and J.P. Morgan Securities plc and the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Final Terms dated 10 July 2026
International Finance Corporation
Issue of USD 2,000,000,000 4.25 per cent. Green Bonds due 14 July 2031 under its
Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Official Use Only

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 3 October 2023. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at International Finance Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.luxse.com/).The Uniform Fiscal Agency Agreement, effective as of July 20, 2006 (as it may be supplemented or amended from time to time) has been superseded by the Uniform Fiscal Agency Agreement, dated as of April 7, 2025, between the Corporation and the 12 Federal Reserve Banks (as it may be supplemented or amended from time to time) (the “New Fiscal Agency Agreement”). All references to the “Fiscal Agency Agreement” in the Conditions shall be deemed to be references to the New Fiscal Agency Agreement.

THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND THE INTERNATIONAL DEVELOPMENT ASSOCIATION, OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	2913
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("USD")
4.	Aggregate Nominal Amount:
	(i) Series:	USD2,000,000,000
	(ii) Tranche:	USD2,000,000,000
5.	Issue Price:	99.991 per cent. of the Aggregate Nominal Amount.
6.	(i) Specified Denominations:	USD 1,000 and integral multiples thereof
	(ii) Calculation Amount:	USD1,000
7.	(i) Issue Date:	14 July 2026
	(ii) Interest Commencement Date:	14 July 2026
8.	Maturity Date:	14 July 2031
9.	Interest Basis:	4.25 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable

Official Use Only

13.	Status of the Notes:	Senior
14.	Method of distribution	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:		Applicable
	(i)	Rate of Interest:	4.25 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):
14 January and 14 July in each year from and including 14 January 2027 up to and including the Maturity Date, subject to adjustment for payment purposes only in accordance with the Modified Following Business Day Convention as provided in Additional Terms below

	(iii)	Fixed Coupon Amount(s):	USD 21.25 per Specified Denomination
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360, unadjusted
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:		Not Applicable
17.	Zero Coupon Note Provisions:		Not Applicable
18.	Index-Linked Note/other variable-linked Interest Note Provisions:		Not Applicable
19.	Dual Currency Interest Note Provisions:		Not Applicable
PROVISIONS RELATING TO REDEMPTION
20.	Call Option:		Not Applicable
21.	Automatic Early Redemption:		Not Applicable
22.	Put Option:		Not Applicable
23.	Final Redemption Amount of each Note:		USD 1,000 per Specified Denomination
	Capital at Risk Notes		No

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24.	Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):
USD 1,000 per Specified Denomination

GENERAL PROVISIONS APPLICABLE TO THE NOTES
25.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
26.	New Global Note (NGN):	No
27.	Global Certificate held under the new safe-keeping structure (NSS):	Not Applicable
28.	Financial Centre(s) or other special provisions relating to payment dates:	New York
29.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amounts, Instalment Dates:	Not Applicable
32.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Additional terms:
Applicable
For the purposes of this issue of Notes the first sentence of Condition 6(h) shall be deemed amended to read as follows: “If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day (unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day) nor to any interest or other sum in respect of any such postponed payment.”

35.	Governing law:	New York

Official Use Only

DISTRIBUTION
36.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:
			BMO Capital Markets Corp.	USD 480,000,000
			Citigroup Global Markets Limited	USD 480,000,000
			Goldman Sachs International	USD 480,000,000
			J.P. Morgan Securities plc	USD 480,000,000
			ANZ Securities, Inc.	USD 10,000,000
			Banco Santander, S.A.	USD 10,000,000
			National Bank of Canada Financial Inc.	USD 10,000,000
			NatWest Markets Plc	USD 10,000,000
			RBC Capital Markets, LLC	USD 10,000,000
			Standard Chartered Bank	USD 10,000,000
			UBS AG London Branch	USD 10,000,000
			Westpac Banking Corporation	USD 10,000,000
c/o Goldman Sachs International Plumtree Court 25 Shoe Lane London EC4A 4AU United Kingdom
	(ii)	Date of Terms Agreement:	10 July 2026
	(iii)	Stabilization Manager(s) (if any):	Goldman Sachs International
37.	If non-syndicated, name and address of Dealer:		Not Applicable
38.	Total commission and concession:		0.125 per cent. of the Aggregate Nominal Amount
39.	Additional selling restrictions:
Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the SFA), the Issuer has determined, and hereby notifies all relevant persons (as defined in section 309A of the SFA) that the MTNs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

RESPONSIBILITY
The Corporation accepts responsibility for the information contained in this Final Terms.
Signed on behalf of the Corporation:
By:    s/Elena Panomarenko
Duly authorized

Official Use Only

PART B – OTHER INFORMATION

1.	LISTING
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 14 July 2026.
2.	RATINGS
	Ratings:	The Notes to be issued have been rated: S & P: AAA Moody's: Aaa
3.	USE OF PROCEEDS

Official Use Only

The net proceeds of the issuance of the Notes also referred to as IFC's Green Bonds, which may be converted into US Dollars, will be added to the Issuer's general liquidity pool and tracked through a designated sub-account. Management of the Issuer's general liquidity is governed by a set of policies and practices, including the General Investment Authorization adopted by the Issuer's Board of Directors, the Issuer's Investment Directives for liquid assets, and the Issuer's internal ESG risk screening system. The sub-account balance is based on the difference between the outstanding amount of IFC Green Bonds as compared to the outstanding amount of selected Eligible Projects. Eligible Projects will be selected from all projects funded, in whole or in part, by the Issuer. The Issuer reserves the right to lend directly or indirectly. Eligible Projects may include projects that contribute to or enable the following environmental objectives:
• Climate change mitigation (e.g., renewable energy, energy efficiency, green buildings and clean transport)
• Climate change adaptation and resilience (e.g., activities that integrate measures to manage and/or reduce physical climate risks and build the adaptive capacity of the system within which the activity takes place)
• Biodiversity and natural resource conservation (e.g., investment in biodiversity conservation and/or restoration, reduction of the direct drivers of biodiversity or ecosystem services loss, nature-based solutions)
• Ocean and water protection (e.g., regeneration, protection, and sustainable use of oceans and water resources)
• Circular economy (e.g., activities that minimize the use of nature resources and promote the regeneration of nature, design out waste generation, and maintain the value of products and materials for as long as possible)
The Issuer also finances activities through financial intermediaries and investments in third-party green bonds.
Across its environmental objectives, the IFC Green Bond Program applies the IFC Performance Standards to manage environmental and social risks and excludes activities that support the fossil fuel industry, livestock and deforestation.
The above examples of Eligible Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by the Issuer during the term of the Notes.
Payments of interest and principal in respect of IFC Green Bonds are strictly based on the credit quality of the Issuer and are not directly affected by the result of the underlying investments the Issuer makes consistent with the eligibility criteria outlined above.
See ifc.org/greenbonds for the IFC Green Bond Framework and more information about the Issuer's Green Bond Program.

4.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE
Save as discussed in "Plan of Distribution" in the Prospectus and save for the fees of the Dealers, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer. The Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform other services for, the Issuer and its affiliates in the ordinary course of business.
5.	OPERATIONAL INFORMATION
	Intended to be held in a manner which would allow Eurosystem eligibility:	No
	ISIN Code:	US45950KDR86
	Common Code:	344498784

Official Use Only

	CUSIP:	45950KDR8
	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
	Delivery:	Delivery against payment
	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
	Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	Not Applicable
6.	GENERAL
	Applicable TEFRA exemption:	Not Applicable

Official Use Only

    ANNEX D

TERMS AGREEMENT NO. 2913 - TRANCHE 1 UNDER
THE STANDARD PROVISIONS

10 July 2026
International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433
1.The undersigned agree to purchase from you (the Corporation) the Corporation's USD 2,000,000,000 4.25 per cent. Green Bonds due 14 July 2031 (the Notes) described in the Final Terms, dated as of the date hereof in the form of Annex 1 hereto (the Final Terms) at 9:00 a.m. New York time on 14 July 2026 (the Settlement Date) at an aggregate purchase price of USD 1,997,320,000 (which is 99.866% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of 11 October 2021 (as amended from time to time, the Standard Provisions), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.
2.When used herein and in the Standard Provisions as so incorporated, the term Notes refers to the Notes as defined herein, the term Time of Sale refers to 4:34 p.m. London Time on 7 July 2026 and the term Dealers refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.
3.The Uniform Fiscal Agency Agreement, effective as of July 20, 2006 (as it may be supplemented or amended from time to time) has been superseded by the Uniform Fiscal Agency Agreement, dated as of April 7, 2025, between the Corporation and the 12 Federal Reserve Banks (as it may be supplemented or amended from time to time) (the “New Fiscal Agency Agreement”). All references to the “Fiscal Agency Agreement” in the Standard Provisions shall be deemed to be references to the New Fiscal Agency Agreement. The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.
4.The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.
5.The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.991 per cent. less a combined management and underwriting fee and selling concession of 0.125 per cent. of the nominal amount of the Notes.
6.The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto. The combined management and underwriting

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fee and selling concession shall be split among the undersigned in proportion to the underwriting commitments set out in Schedule I hereto.
7.Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account at the Federal Reserve Bank of New York, for further credit to Goldman Sachs International: ABA No. 021000018 Account NYC/GIL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021 082 162 Account No. 7010.
8.The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.
9.In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation, and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions; provided, however, that BMO Capital Markets Corp., Citigroup Global Markets Limited, Goldman Sachs International and J.P. Morgan Securities plc shall pay the costs and expenses pursuant to Section 4.7 of the Standard Provisions on behalf of the Dealers.
10.Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.
11.For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.
12.All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.
13.If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.
14.Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the Product Governance Rules) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:
14.1Goldman Sachs International (the EU Manufacturer) understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval

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process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and any announcements in connection with the Notes; and
14.2BMO Capital Markets Corp., Citigroup Global Markets Limited and J.P. Morgan Securities plc and the Corporation note the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU Manufacturer and the related information set out in the Final Terms and any announcements in connection with the Notes.
15.Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the UK MiFIR Product Governance Rules) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:
15.1each of Citigroup Global Markets Limited, Goldman Sachs International and J.P. Morgan Securities plc (each an UK Manufacturer and together the UK Manufacturers) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and
15.2BMO Capital Markets Corp. and the Corporation note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.
16.This Terms Agreement shall be governed by and construed in accordance with the laws of New York.
17.This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Sean M. Hayes Managing Director

CITIGROUP GLOBAL MARKETS LIMITED

By:	Valentino Di Rienzo
Valentino Di Rienzo, Vice President

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Neil Slee
Neil Slee Managing Director

Official Use Only

J.P. MORGAN SECURITIES PLC

By:	/s/ Aashima Monga
Aashima Monga, Vice President

ANZ SECURITIES, INC.

By:	/s/Robyn Bedil
Robyn Bedil Managing Director

BANCO SANTANDER, S.A.

By:	/s/Abraham Douek	By:	/s/Hector Snuggs
	Abraham Douek, MD		Hector Snuggs, MD

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NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Robert D. Miller
Robert D. Miller Managing Director & Head US DCM

NATWEST MARKETS PLC

By:	/s/ Konstantinos Chryssanthopoulos
Authorised Signatory

RBC CAPITAL MARKETS, LLC

By:	/s/Robert McCormack
Robert McCormack Authorised Signatory

STANDARD CHARTERED BANK

By:	/s/ Salman Ansari
Salman Ansari Global Head, Capital Markets

UBS AG LONDON BRANCH

By:	/s/ Raman Gangahar	By:	/s/ Olivia Singh
	Raman Gangahar Executive Director		Olivia Singh Executive Director

WESTPAC BANKING CORPORATION

By:	Mark van der Griend
Mark van der Griend Chief Executive Officer / Head of DCM & Syndicate, Northern Hemisphere
CONFIRMED AND ACCEPTED, as of the
date first written above:
INTERNATIONAL FINANCE CORPORATION
By:    /s/Elena Panomarenko
Name: Elena Panomarenko
Title: Senior Financial Officer

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SCHEDULE I

Dealer	Nominal Amount of Notes

BMO Capital Markets Corp.	USD480,000,000
Citigroup Global Markets Limited	USD480,000,000
Goldman Sachs International	USD480,000,000
J.P. Morgan Securities plc	USD480,000,000
ANZ Securities, Inc.	USD10,000,000
Banco Santander, S.A.	USD10,000,000
National Bank of Canada Financial Inc.	USD10,000,000
NatWest Markets Plc	USD10,000,000
RBC Capital Markets, LLC	USD10,000,000
Standard Chartered Bank	USD10,000,000
UBS AG London Branch	USD10,000,000
Westpac Banking Corporation	USD10,000,000

Total:	USD2,000,000,000

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SCHEDULE II

Notice details of the Dealer:

Goldman Sachs International
Plumtree Court
25 Shoe Lane
London
EC4A 4AU
United Kingdom

Attention:     Syndicate Desk
Email:     gs-ldnigsynd@internal.email.gs.com

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